

Mail Stop 4720

July 6, 2016

Via E-mail
Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

   Re: Bank of America Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 24, 2016
     File No. 001-06523

Dear Mr. Moynihan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Era Anagnosti

         Era Anagnosti
         Legal Branch Chief
         Office of Financial Services

cc: John M. James
   Randy Shearer